# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARROW ELECTRONICS, INC., CIK 0000007536
CUSIP: 042735100
Title of class of securities: Common Stock, $1 par value
Address of issuer's principal executive offices: 9151 East Panorama Circle, Centennial, Colorado (CO), 80112
Date of event which requires filing of this statement: 10/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001508822

## Reporting persons
- ACR Alpine Capital Research, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,633,060; sole dispositive power 0; shared dispositive power 2,633,060; aggregate amount beneficially owned 2,633,060 (5.1% of the class)
- ACR Opportunity, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,400; sole dispositive power 0; shared dispositive power 10,400; aggregate amount beneficially owned 10,400 (0% of the class); the aggregate amount excludes certain shares
- ALPINE PARTNERS MANAGEMENT, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 10,400; sole dispositive power 0; shared dispositive power 10,400; aggregate amount beneficially owned 10,400 (0% of the class); the aggregate amount excludes certain shares
- ACR Opportunity Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,000; sole dispositive power 0; shared dispositive power 13,000; aggregate amount beneficially owned 13,000 (0% of the class); the aggregate amount excludes certain shares
- ACR Equity International Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 41,465; sole dispositive power 0; shared dispositive power 41,465; aggregate amount beneficially owned 41,465 (0.1% of the class); the aggregate amount excludes certain shares
- ALPINE PRIVATE CAPITAL, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 323,313; sole dispositive power 0; shared dispositive power 323,313; aggregate amount beneficially owned 323,313 (0.6% of the class); the aggregate amount excludes certain shares
- ACR ALPINE CAPITAL RESEARCH, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,633,060; sole dispositive power 0; shared dispositive power 2,633,060; aggregate amount beneficially owned 2,633,060 (5.1% of the class)
- ACR Alpine Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,633,060; sole dispositive power 0; shared dispositive power 2,633,060; aggregate amount beneficially owned 2,633,060 (5.1% of the class)
- Alpine Investment Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 2,633,060; sole dispositive power 0; shared dispositive power 2,633,060; aggregate amount beneficially owned 2,633,060 (5.1% of the class)
- Alpine Holdings Corp: type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 2,633,060; sole dispositive power 0; shared dispositive power 2,633,060; aggregate amount beneficially owned 2,633,060 (5.1% of the class)
- Nicholas V. Tompras Living Trust 9/23/03, as amended: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 2,633,060; sole dispositive power 0; shared dispositive power 2,633,060; aggregate amount beneficially owned 2,633,060 (5.1% of the class)
- Tompras Nicholas V.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,633,060; sole dispositive power 0; shared dispositive power 2,633,060; aggregate amount beneficially owned 2,633,060 (5.1% of the class)
- Tompras Jennifer O.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,633,060; sole dispositive power 0; shared dispositive power 2,633,060; aggregate amount beneficially owned 2,633,060 (5.1% of the class)

## Item 1. Issuer
Name of issuer: ARROW ELECTRONICS, INC.
Address of issuer's principal executive offices: 9151 East Panorama Circle, Centennial, Colorado, 80112

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) ACR Opportunity, L.P. ("ACROPP"); (ii) Alpine Partners Management, LLC ("APM"); (iii) ACR Opportunity Fund ("ACROX"); (iv) ACR Equity International Fund ("ACREX"); (v) Alpine Private Capital, LLC ("APC"); (vi) ACR Alpine Capital Research, LLC ("ACR"); (vii) ACR Alpine Capital Research, LP ("ACRLP"); (viii) ACR Alpine Capital GP, LLC ("ACRGP"); (ix) Alpine Investment Management, LLC ("AIM"); (x) Alpine Holdings Corporation ("AHC"); (xi) Nicholas V. Tompras Living Trust 9/23/03, as amended (the "Living Trust"); (xii) Nicholas V. Tompras; and (xiii) Jennifer O. Tompras. The foregoing are collectively referred to herein as the "Reporting Persons."

ACROPP, ACROX, ACREX, accounts separately managed by APC (the "APC Accounts"), and accounts separately managed by ACR (the "Separately Managed Accounts") each hold securities of the Issuer.

APM is the general partner of ACROPP. ACR serves as the investment manager of ACROPP, ACROX, ACREX and the Separately Managed Accounts, and has investment discretion over the APC Accounts delegated by APC. ACRLP is the sole member of ACR. ACRGP is the general partner of ACRLP. AIM is the sole member of ACRGP. AHC is the sole member of AIM. The Living Trust holds all of the voting capital stock of AHC. Nicholas V. Tompras and Jennifer O. Tompras are each a trustee of the Living Trust.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 190 Carondelet Plaza, Suite 1300, Saint Louis, Missouri 63105.
Citizenship: Each of ACROPP and ACRLP is a Delaware limited partnership. Each of APM and AIM is a Missouri limited liability company. Each of ACROX and ACREX is a Delaware statutory trust. Each of APC, ACR, and ACRGP is a Delaware limited liability company. AHC is a Missouri corporation. The Living Trust is formed under the laws of the State of Missouri. Nicholas V. Tompras and Jennifer O. Tompras are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ACROPP 10,400
APM 10,400
ACROX 13,000
ACREX 41,465
APC 323,313
ACR 2,633,060
ACRLP 2,633,060
ACRGP 2,633,060
AIM 2,633,060
AHC 2,633,060
The Living Trust 2,633,060
Nicholas V. Tompras 2,633,060
Jennifer O. Tompras 2,633,060

ACROPP, APM, ACROX, ACREX, APC, and ACR each disclaims beneficial ownership of all Common Stock included in this report other than the Common Stock held of record by such Reporting Person, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose. ACRLP, ACRGP, AIM, AHC, the Living Trust, and Mr. and Mrs. Tompras each disclaims beneficial ownership of all Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose.
Percent of class:
ACROPP 0.0%
APM 0.0%
ACROX 0.0%
ACREX 0.1%
APC 0.6%
ACR 5.1%
ACRLP 5.1%
ACRGP 5.1%
AIM 5.1%
AHC 5.1%
The Living Trust 5.1%
Nicholas V. Tompras 5.1%
Jennifer O. Tompras 5.1%
The percentages are based on 51,501,705 Common Stock outstanding as of July 24, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on July 31, 2025.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
ACROPP 10,400
APM 10,400
ACROX 13,000
ACREX 41,465
APC 323,313
ACR 2,633,060
ACRLP 2,633,060
ACRGP 2,633,060
AIM 2,633,060
AHC 2,633,060
The Living Trust 2,633,060
Nicholas V. Tompras 2,633,060
Jennifer O. Tompras 2,633,060
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
ACROPP 10,400
APM 10,400
ACROX 13,000
ACREX 41,465
APC 323,313
ACR 2,633,060
ACRLP 2,633,060
ACRGP 2,633,060
AIM 2,633,060
AHC 2,633,060
The Living Trust 2,633,060
Nicholas V. Tompras 2,633,060
Jennifer O. Tompras 2,633,060

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The APC Accounts and Separately Managed Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Persons disclaim beneficial ownership of all such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- ACR Alpine Capital Research, LLC: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Chief Executive Officer (10/24/2025)
- ACR Opportunity, L.P.: Alpine Partners Management, LLC, General Partner (10/24/2025)
- ACR Opportunity, L.P.: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Chief Executive Officer (10/24/2025)
- ALPINE PARTNERS MANAGEMENT, LLC: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Chief Executive Officer (10/24/2025)
- ACR Opportunity Fund: ACR Alpine Capital Research, LLC, Investment Manager (10/24/2025)
- ACR Opportunity Fund: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Chief Executive Officer (10/24/2025)
- ACR Equity International Fund: ACR Alpine Capital Research, Investment Manager (10/24/2025)
- ACR Equity International Fund: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Chief Executive Officer (10/24/2025)
- ALPINE PRIVATE CAPITAL, LLC: Alpine Investment Management, LLC, Majority Owner (10/24/2025)
- ALPINE PRIVATE CAPITAL, LLC: /s/ Nicholas V. Tompras, Nicholas V. Tompras/President (10/24/2025)
- ACR ALPINE CAPITAL RESEARCH, LP: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Chief Executive Officer (10/24/2025)
- ACR Alpine Capital GP, LLC: /s/ Nicholas V. Tompras, Nicholas V. Tompras/President (10/24/2025)
- Alpine Investment Management, LLC: /s/ Nicholas V. Tompras, Nicholas V. Tompras/President (10/24/2025)
- Alpine Holdings Corp: /s/ Nicholas V. Tompras, Nicholas V. Tompras/President (10/24/2025)
- Nicholas V. Tompras Living Trust 9/23/03, as amended: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Trustee (10/24/2025)
- Tompras Nicholas V.: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Individual (10/24/2025)
- Tompras Jennifer O.: /s/ Jennifer O. Tompras, Jennifer O. Tompras/Individual (10/24/2025)